Exhibit 99.(a)(1)

CERTIFICATE OF TRUST

of

Altegris KKR Private Equity Master Fund

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) and sets forth the following:

FIRST:  The name of the statutory trust is Altegris KKR Private Equity Master Fund (the “Trust”).

SECOND:  The business address of the Registered Agent and Registered Office of the Trust is c/o Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801 in the county of New Castle.  The name of the Registered Agent of the Trust for service of process at such location is Corporation Service Company.

THIRD:  This Certificate shall be effective immediately upon filing  in the Office of the Secretary of State of the State of Delaware.

FOURTH:  The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of its beneficial interests.

FIFTH:  The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Trust, has duly executed this Certificate of Trust as of this 22nd day of April, 2014.

/s/ Jack L. Rivkin
Jack L. Rivkin, as Trustee and not individually
1200 Prospect Street
Suite 400
La Jolla, CA 92037